

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Donald A. French
Chief Financial Officer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, Colorado 80504

> **Re: UQM Technologies, Inc.**
> **Form 10-K for the year ended March 31, 2010**
> **Filed May 24, 2010**
> **File No. 1-10869**

Dear Mr. French:

We have reviewed your letter dated September 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

Item 15. Exhibits, page 78

1. We note your response to prior comment 3. Please provide us your analysis as to why you believe you do not need to include the supply agreement with CODA Automotive in an amendment to your Form 10-K for the fiscal year ended March 31, 2010.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney at (202) 551-3463 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief